Exhibit 1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Breakwater reports closure of road into Myra Falls operation

    TORONTO, Nov. 17 /CNW/ - Breakwater reports that it has been informed by the British Columbia Ministry of Transportation (MoT) that damage to the bridge over the Thelwood Creek on the road leading to the Myra Falls
Operations has necessitated the temporary closure of this bridge to vehicular traffic. The damage to the bridge was sustained during the one in 200 year storm event on Vancouver Island which occurred Wednesday, November 15, 2006.
The closure of this bridge means that no materials are currently able to move into or out of the site and accordingly operations at Myra Falls have been temporarily suspended. The MoT has mobilized crews to reestablish vehicular traffic to the site. Periodic updates will be issued as the MoT makes additional information available.
    The Myra Falls mine, mill and related infrastructure did not suffer any damage as a result of this extraordinary storm.
    %CIK: 0000782875

    /For further information: E. Ann Wilkinson, Vice President, Investor
Relations, (416) 363-4798 Ext. 277, awilkinson(at)breakwater.ca/
    (BWR.)

CO:  Breakwater Resources Ltd.

CNW 10:53e 20-NOV-06